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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 SuperGen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868-059106
                      -------------------------------------
                                 (CUSIP Number)

                                  Rod J. Howard
                          Gray Cary Ware & Freidenrich
                           A Professional Corporation
                               400 Hamilton Avenue
                            Palo Alto, CA 94301-3699
                                 (650) 328-6561
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tako Ventures, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*


        BK, WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           3,825,000 (1)
     OWNED BY     --------------------------------------------------------------
      BY EACH       8    SHARED VOTING POWER
    REPORTING
      PERSON      --------------------------------------------------------------
       WITH         9    SOLE DISPOSITIVE POWER

                         3,825,000 (1)
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,825,000 (1)
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
        / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        OO (Limited Liability Company)
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lawrence J. Ellison
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  /X/
                                                                 (b)  / /
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        BK
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           3,825,000 (1)
     OWNED BY       ------------------------------------------------------------
     BY EACH         8   SHARED VOTING POWER
    REPORTING
      PERSON
       WITH         ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         3,825,000 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,825,000 (1)
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
        / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Cephalopod Corporation
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        BK, WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           3,825,000 (1)
     OWNED BY      -------------------------------------------------------------
     BY EACH         8   SHARED VOTING POWER
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH          9   SOLE DISPOSITIVE POWER

                         3,825,000 (1)
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,825,000 (1)
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
        / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 5 OF 9 PAGES



--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lawrence Investments, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a)  /X/
             (b)  / /
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        BK, WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           3,825,000 (1)
     OWNED BY      -------------------------------------------------------------
     BY EACH         8   SHARED VOTING POWER
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH          9   SOLE DISPOSITIVE POWER

                         3,825,000 (1)
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,825,000 (1)
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
        / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        OO (Limited Liability Company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 6 OF 9 PAGES


(1) Pursuant to a Convertible Secured Note, Option and Warrant Purchase Agreement (the "Agreement") dated as of June 17, 1997, Tako Ventures, LLC ("Tako") has acquired 2,550,000 shares of Common Stock of SuperGen, Inc. (the "Issuer") and has the right to acquire up to 1,275,000 additional shares of the Issuer's Common Stock, representing in the aggregate approximately 18% of the Common Stock of Issuer (based on the Issuer's capitalization as of November 20, 1997 and giving effect to the acquisition of all such shares). The Issuer's shares have been issued or are issuable to Tako in the manner summarized below (which summary is qualified in all respects by reference to the Agreement and the exhibits thereto):

          (i) 2,550,000 shares of the Issuer's Common Stock are owned by Tako.

          (ii) 500,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a nonredeemable Warrant (the "Series 1 Warrant") which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, the Series 1 Warrant is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

          (iii) 775,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to the additional redeemable Warrants (the "Series 2 Warrants"). The Series 2 Warrants are exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 7 OF 9 PAGES

     This Statement constitutes Amendment No. 2 to the Schedule 13D (the "Schedule 13D") filed jointly by: (1) Tako Ventures, LLC, a California limited liability company ("Tako"), (2) Cephalopod Corporation, a California corporation ("Cephalopod"), (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"), and (4) Lawrence J. Ellison, a natural person, with respect to Common Stock, par value $.001 per share, of SuperGen, Inc., a California corporation (the "Issuer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to delete the second paragraph thereof and to substitute in place thereof the following:

          Since the Reporting Persons' initial Schedule 13D filing dated June 17, 1997 and subsequent filing of Amendment No. 1 to the Schedule 13D dated July 25, 1997, 850,000 shares of the Issuer's Common Stock were issued to Tako, pursuant to exercise of the Option at an exercise price of $9.00 per
     share, on November 18, 1997.   Series 2 Warrants, which allow Tako to
     acquire up to 425,000 additional shares of Issuer's Common Stock at a price of $13.50 per share, were issued to Tako in accordance with the Agreement upon Tako's exercise of the Option in full on November 18, 1997.

          Tako has the right to acquire (i) 500,000 shares of Common Stock at $13.50 per share upon the exercise of the Series 1 Warrants and (ii) 775,000 shares of Common Stock at $13.50 per share upon the exercise of the Series 2 Warrants. It is presently anticipated that any purchases of the Issuer's Common Stock resulting from the exercise of the Series 1 or Series 2 Warrants (collectively referred to as the "Warrants") under the circumstances specified in the Agreement may be funded by one or more of the following: working capital or borrowings of Tako, Cephalopod, Lawrence Investments, or Lawrence J. Ellison.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended to delete the second paragraph thereof in its entirety and to substitute in place thereof the following:

          The Issuer's outstanding Common Stock increased by 2,550,000 shares as a result of conversion of the Convertible Secured Note and the exercise of the Option and would increase by an additional 1,275,000 shares in the event of the exercise of the Warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

          The Reporting Persons are deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 3,825,000 shares of the Issuer's Common Stock, which would represent approximately 18% of the Common Stock that would be outstanding in the event of exercise in full of the Warrants. The Reporting Persons have sole voting and dispositive power over 2,550,000 shares of the Issuer's Common Stock acquired upon conversion of the Convertible Secured Note and exercise of the Option. Upon exercise of the Warrants, the Reporting Persons would have sole voting and dispositive power over any shares of Common Stock acquired upon such exercise.

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 8 OF 9 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by the addition of the following:

     Since the Reporting Persons' initial Schedule 13D filing and subsequent filing of Amendment No. 1 to the Schedule 13D, 850,000 shares of the Issuer's Common Stock were issued to Tako on November 18, 1997 at an
     exercise price of $9.00 per share.   Series 2 Warrants, which allow Tako to
     acquire up to 425,000 additional shares of Issuer's Common Stock at a price of $13.50 per share, were issued to Tako in accordance with the Agreement upon Tako's exercise of the Option in full on November 18, 1997.

 CUSIP NO. 868-059106                SCHEDULE 13D             PAGE 9 OF 9 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 25, 1997
        -------------------------------


TAKO VENTURES, LLC                           CEPHALOPOD CORPORATION

                                             /s/ Philip B. Simon
                                             -----------------------------
By:  Cephalopod Corporation, Member          By:  Philip B. Simon
                                                  Its:   President
     By: /s/ Philip B. Simon
         ------------------------------
          Name:  Philip B. Simon
          Title: President


LAWRENCE INVESTMENTS, LLC

/s/ Philip B. Simon                          /s/ Lawrence J. Ellison
--------------------------                   --------------------------
By:  Philip B. Simon                         Lawrence J. Ellison